UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

February 26, 2026

In the Matter of

Capitolis Liquid Global Markets LLC
11 West 42nd Street Floor 15
New York, New York 10036

ORDER GRANTING ACCELERATED EFFECTIVENESS OF REQUEST FOR WITHDRAWAL FROM REGISTRATION AS A SECURITY-BASED SWAP DEALER PURSUANT TO SECTION 15F(b)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 26-00226

On February 26, 2026, Capitolis Liquid Global Markets LLC filed a notice of withdrawal from registration as a security-based swap dealer on Form SBSE-W with the Securities and Exchange Commission ("Commission"). In that form and in an exhibit to its amended Form SBSE,[1] Capitolis Liquid Global Markets LLC explained that it is now registered as a broker-dealer with the Commission and intends to withdraw its registration on Form SBSE as a security-based swap dealer pursuant to Section 15F(b)[2] of the Securities Exchange Act of 1934, as amended, and Rule 15Fb3-2(a)[3] thereunder so that it may register as security-based swap dealer on Form SBSE-BD. As a currently registered broker-dealer, Capitolis Liquid Global Markets LLC must register as a security-based swap dealer on Form SBSE-BD rather than on Form SBSE to be registered as a security-based swap dealer.[4]

Capitolis Liquid Global Markets LLC requests that the Commission accelerate the effectiveness of its Form SBSE-W before the 60th day after the Form SBSE-W has been filed on EDGAR, so that it may file a Form SBSE-BD as close in time as possible to continue to be registered and engage in business as a security-based swap dealer.[5]

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[1] *See* Exhibit 99.5 to Capitolis Liquid Global Markets LLC's Form SBSE/A filed February 24, 2026.
[2] 15 U.S.C. 78o-10(b).
[3] 17 CFR 240.15Fb3-2(a).
[4] *See* General Instruction 1 to Form SBSE-BD, 17 CFR 249.1600b.
[5] An applicant that duly files a complete Form SBSE-BD (along with a Form SBSE-C) is conditionally registered until the Commission denies or grants ongoing registration or it withdraws its registration. 17 CFR 240.15Fb2-1(d)(1).

The request for acceleration is appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the Form SBSE-W shall become effective upon the issuance of this order.

For the Commission, by the Division of Trading and Markets, pursuant to delegated authority.[6]

CAROL
MCGEE

Digitally signed by
CAROL MCGEE
Date: 2026.02.26
13:08:41 -05'00'

Carol McGee
Associate Director

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[6] 17 CFR 200.30-3(a)(88).